Section 16(a) Beneficial Ownership Reporting Compliance
                           The New Germany Fund, Inc.

Based on a review of reports filed by the Fund's directors and executive officers, the investment manager, officers and directors of the investment manager, affiliated persons of the investment manager and beneficial holders of 10% or more of the Fund's outstanding stock, and written representations by the Reporting Persons that no year-end reports were required for such persons, all filings required by Section 16(a) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2004 were timely, except that Vincent J. Esposito and Sandra-Maria Schaufler each filed a Form 3 late. Each person has since corrected his/her omission by making the necessary filing.